

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2008

Mr. Ken L. Kenworthy, Sr.
Chief Financial Officer
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

> **Re:** **GMX Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Response Letter Dated November 16, 2007**
> **File No. 0-32325**

Dear Mr. Kenworthy:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

1. We have reviewed your response to prior comment one of our letter dated September 25, 2007. Please confirm that in future forecasts of liquid production in your Cotton Valley wells, where the liquid yield curve exhibits a noticeable decline trend over time, such as in Area 3 on Figure 4 of the supplemental information, you will utilize that decline trend in your forecast.

2.   We have reviewed your response to prior comment two. In future filings please fully explain the nature of any significant reserve changes as footnotes to the reserve table. Please see paragraph 11 of SFAS 69. If you have significant upward revisions due to recompletions of wells, please distinguish the amount of reserves added due to recompletions from those added due to better performance than previously forecast of wells in their existing completions. In addition disclose, if significant, the amount of negative revisions due to existing completions that are not performing as well as previously estimated.

3.   We believe that the creation of a type curve should only include wells that are drilled on the same spacing, have the same approximate amount of gas-in-place, the same approximate permeability and the same relative structural position as the wells you are forecasting. If there are wells that do not exhibit these same characteristics, we do not believe it is appropriate to use those wells as part of a type curve. Please tell us if this is the case for the wells that are included in the new type curve. Also, tell us if you have booked any wells on 80 acre, 40 acre or 20 acre spacing. If so, please tell us how many wells have been booked for each of those spacing units. Tell us how the average reserves per well differ between those spacing units and how you accounted for it if the same type curve was utilized for all wells.

4.   We note a press release that you issued on January 22, 2008 in which you indicate the present value of year end reserves utilizing a NYMEX price. For SEC filing purposes, please note that a NYMEX price is a futures price and is not the price you would receive if you sold gas on December 31, 2007. Therefore, this price should not be used when estimating proved reserves or calculating the Standardized Measure for use in SEC filings. The correct price would be the price quoted on the period end date. For example, the Henry Hub price was $6.79 per MMBTU before adjustments on December 31, 2007.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, or Don Delaney, at (202) 551-3863, if you have questions regarding the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with

Mr. Ken L. Kenworthy, Sr.
GMX Resources, Inc.
February 7, 2008
Page 3

questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant